JG 2/19/16

16003028

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SEC Mail Processing Section
FEB 19 2016
Washington DC
404

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2015 (MM/DD/YY) AND ENDING DECEMBER 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **TRADESPOT MARKETS, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 SOUTH UNIVERSITY DRIVE, SUITE 206A
(No. and Street)

DAVIE	FLORIDA	33328
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK BELOYAN **954-916-3899**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

JG

OATH OR AFFIRMATION

I, MARK BELOYAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or TRADESPOT MARKETS, INC., as of December 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M A Beloyan
Signature

PRESIDENT
Title

Roslyn H. Castranova
Commission # FF167246
Expires: OCT 09, 2018
BONDED THRU
1ST FLORIDA NOTARY, LLC

Roslyn Castranova 2-12-16
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tradespot Markets Inc.

Audited Financial Statements

and Report of Independent Registered

Public Accounting Firm

December 31, 2015

Tradespot Markets Inc.

Table of Contents

December 31, 2015

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Directors
Tradespot Markets, Inc.

We have audited the accompanying statement of financial condition of Tradespot Markets, Inc. as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Tradespot Markets, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tradespot Markets, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Tradespot Markets, Inc.'s financial statements. The supplemental information is the responsibility of Tradespot Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 2, 2016

TRADESPOT MARKETS INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CASH	$	18,945
CASH ON DEPOSIT WITH CLEARING BROKER-DEALER		15,000
ACCOUNTS RECEIVABLE		0
COMMISSION RECEIVABLE		4,670
OTHER ASSETS		47
OFFICE EQUIPMENT, NET OF $17,974		-0-
IN ACCUMULATED DEPRECIATION		
TOTAL ASSETS	$	38,662

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	655
TOTAL LIABILITIES		665
COMMON STOCK - PAR VALUE $1.00 PER SHARE, 10,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING		100
ADDITIONAL PAID-IN CAPITAL		56,230
RETAINED DEFICIT		(18,323)
TOTAL STOCKHOLER'S EQUITY		38,007
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	38,662

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:		
COMMISSIONS (net of fees)	$	415,299
OTHER INCOME		5,520
TOTAL REVENUES		420,819
EXPENSES:		
CLEARING FEES AND COSTS		36,986
MARKETING EXPENSES - RELATED PARTY		55,200
MEALS AND ENTERTAINMENT - OTHER		7,211
TELEPHONE AND COMMUNICATIONS		11,471
PROFESSIONAL FEES		19,710
OFFICE EXPENSES		19,754
TRAVEL AND TRANSPORTATION		14,564
LICENSES AND REGISTRATION		10,377
QUOTES AND RESEARCH		6,567
UTILITIES		2,101
POSTAGE		458
DUES AND SUBSCRIPTIONS		594
INSURANCE		1,809
BANK CHARGES		226
OFFICE SUPPLIES		4,096
AUTOMOBILE		7,652
COMPUTER		2,919
RENT		11,652
PUBLICATIONS		403
COMMISSION EXPENSE		3,224
UNSECURED DEBITS AND WRITEOFFS		851
PRINTING		1,520
TOTAL EXPENSES		219,345
NET INCOME	$	201,474

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCES - BEGINNING OF YEAR	$ 100	$ 56,230	$ (19,297)	$ 37,033
NET INCOME FOR THE YEAR	-0-	-0-	201,474	201,474
SHAREHOLDER DISTRIBUTIONS FOR THE YEAR	-0-	-0-	(200,500)	(200,500)
BALANCES - END OF YEAR	$ 100	$ 56,230	$ (18,323)	$ 38,007

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
NET INCOME	$	201,474
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
CHANGES IN OPERATING ASSETS AND LIABILITIES:		
DECREASE IN COMMISSIONS RECEIVABLE		8,596
DECREASE IN ACCOUNTS RECEIVABLE		7,500
DECREASE IN OTHER ASSETS		1,387
(DECREASE) IN ACCOUNTS PAYABLE AND ACCRUED EXPENSES		(2,710)
NET CASH PROVIDED BY OPERATING ACTIVITIES		216,247
CAHS FLOWS USED IN FINANCING ACTIVITIES:		
DISTRIBUTIONS TO SHARHOLDER		(200,500)
NET CASH FLOWS USED IN FINANCING ACTIVITIES		(200,500)
NET INCREASE IN CASH AND CASH EQUIVALENTS		15,747
CASH AT BEGINNING OF YEAR		3,198
CASH AT END OF YEAR	$	18,945

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TRADESPOT MARKETS INC.
NOTES TO FINANCIAL
STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2015

NOTE 1- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Tradespot Markets Inc is a registered general securities broker-dealer which acts as a non-clearing introducing broker. The company does not hold funds or securities for customers and does not carry accounts of, or for customers.

Revenue Recognition- Income is derived from trades introduced to the clearing broker, who completes the transaction with the customer and subsequently remits the commission to the introducing broker. Income from the securities transactions and related expenses are recorded on the trade date.

The company has entered into a clearing agreement with COR Clearing FKA Legent Clearing LLC (hereafter referred to as "COR") whereby COR clears transactions on a fully disclosed basis for the customers of Tradespot Markets Inc. in accordance with this agreement, the company is required to maintain a minimum deposit of $15,000 with COR. The company considers their clearing deposit balance with COR to be a cash equivalent.

Office equipment is recorded at cost. The company provides for depreciation using the straight line method over the estimated useful life of five years. Depreciation expense amounted to $ -0- for the year ended December 31, 2015, as it was fully depreciated in prior years.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. As of December 31, 2015 there were no cash equivalents.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of the SEC under rule 15c3-1, the company is required to maintain a minimum net capital defined under such rule. At December 31, 2015, the Company had net capital of $37,665 or an excess of $32,665 over the minimum required net capital of $5,000. In addition, the aggregate indebtedness as defined cannot exceed 1,500% of net capital. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was .017 to 1. The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 3- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2015, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments as prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

NOTE 4 PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classifications as follows:

	2015
Office Equipment	$ 17,974
Less accumulated depreciation	(17,974)
Net property and equipment	$ 0

NOTE 5 LEASE

In March of 2015, the Company entered into a short term lease agreement for office space in Davie Florida commencing on March 1, 2015 to February 29, 2016 with a one year renewable option for the Company. The lease/rent payments are $1,007 per month for the first year and $1,060 for the second year (if the Company decides to renew).

NOTE 6 - INCOME TAXES

The Company with the consent of its shareholder, has elected under the internal revenue code to be an S corporation effective January 8, 1992 (the date of inception) in lieu of corporation income taxes, the shareholder of an S corporation is taxed individually on their proportionate share of the company's taxable income or loss. Therefore, no provision for federal or state income taxes has been included in these financial statements. The Shareholder and the Company are generally not subject to US Federal, state or income tax examinations related to the company's activities for the tax years before 2012.

TRADESPOT MARKETS INC.
NOTES TO FINANCIAL
STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2015

NOTE 7 – RELATED PARTY TRANSACTIONS

On January 3, 2012, the Company entered into an agreement with its sole shareholder and a related party company owned by the sole shareholder's wife that provides for the allocation of certain business and operating expenses. The Company operates from the residence of its sole shareholder and agrees to share costs associated with operating on such premises. The Company agreed to remit payment monthly for one-third of the electric utilities. This agreement was terminated on March 1, 2015, as the Company moved into a commercial office space.

The Company is also a party to an agreement with a related party company owned by the shareholder's wife which provides for a monthly retainer commitment to such party of $1,000 in exchange for yacht marketing services. As of August 1, 2015 the Company terminated this agreement and entered into a new agreement with a similar company that is owned by the Company president.

During the year ended December 31, 2015, the Company paid a related party that is owned by the sole shareholder's ex-wife $33,400 in marketing expenses, and the company that is solely owned by the Company's president $20,800.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

TRADESPOT MARKETS INC.
NOTES TO FINANCIAL
STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2015

NOTE 9 – SUBSEQUENT EVENTS

We have evaluated events and transactions that occurred through February 2, 2016, the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements. Other than the disclosures shown, we did not identify any events or transactions that should be recognized or disclosed in the accompanying financial statements.

NOTE 10 – BUSINESS CONCENTRATIONS

The Company earned revenue from 2 major customers that accounted for 30.4% and 26.07% of commissions for the year ended December 31, 2015.

NOTE 11 COMMITMENTS AND CONTIGENCIES

As of December 31, 2015, the Company is a party to one litigation event and has not accrued a legal service reserve. Management feels it is highly unlikely that any expense associated with the current litigation would have a material impact on the financial statements.

SCHEDULE I
TRADESPOT MARKETS INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL

TOTAL OF STOCKHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	38,007
DEDUCT NON-ALLOWABLE ASSETS		(342)
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		37,665
HAIRCUTS ON SECURITY POSITIONS		-0-
NET CAPITAL	$	37,665
MINIMUM NET CAPITAL REQUIREMENT- MINIMUM DOLLAR NET CAPITAL REQUIRED	$	5,000
EXCESS NET CAPITAL	$	32,665
COMPUTATION OF AGGREGATE INDEBTEDNESS		
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	655
OTHER AGGREGATE INDEBTEDNESS		-0-
TOTAL AGGREGATE INDEBTEDNESS	$	655
RATIO OF AGGREGATE INDEBTEDNESS		0.017 TO 1

THERE ARE NO MATERIAL DIFFERENCES BETWEEN THE PRECEDING COMPUTATION AND THE COMPANY'S CORRESPONDING UNAUDITED PART IIA OF FORM X-17A-5 AS OF DECEMBER 31 2015.

SCHEDULE II
TRADESPOT MARKETS INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
DECEMBER 31, 2015

At December 31, 2015, the Company was exempt from reporting information for reserve requirements under rule 15c3-3 as no customer funds or securities are held by the Company.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Tradespot Markets, Inc.

We have reviewed management's statements, included in the accompanying Tradespot Markets, Inc. Exemption Report, in which (1) Tradespot Markets, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Tradespot Markets, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Tradespot Markets, Inc. stated that Tradespot Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Tradespot Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tradespot Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 2, 2016

TRADESPOT MARKETS INC.

Ohab and Company, PA

100 E. Sybelia Avenue

Suite 130

Maitland, FL 32751

January 21, 2016

RE: TradeSpot Markets, Inc. year end 2015 Certified Audit Exemption Report

TradeSpot Markets, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commissions (17 C. F. P. §240-17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C. F. P. §240.17a5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The company claimed an exemption from 17 C.F.R. §240 15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii): and
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii), throughout the most recent fiscal year without exception.

I Mark Beloyan sear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: MA Beloyan

Mark Beloyan President

January 21, 2016